Issuer Free Writing Prospectus dated June 3, 2026

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated June 2, 2026

Registration Statement No. 333 295144

Liftoff Announces Pricing of Initial Public Offering

Redwood City, Calif. – June 3, 2026 – Liftoff Mobile, Inc. (“Liftoff”), a global leader in performance marketing and monetization solutions for the app economy, today announced the pricing of its initial public offering of 19,000,000 shares of its common stock at a public offering price of $23.00 per share. Liftoff has granted the underwriters a 30-day option to purchase up to an additional 2,850,000 shares of its common stock to cover over-allotments at the initial public offering price, less underwriting discounts and commissions.

The shares are expected to begin trading on the Nasdaq Global Select Market on June 4, 2026, under the ticker symbol "LFTO." The offering is expected to close on June 5, 2026, subject to the satisfaction of customary closing conditions.

Liftoff intends to use the proceeds (net of underwriting discounts and commissions) from the offering (including from any sales of shares pursuant to any exercise by the underwriters of their option to purchase an additional 2,850,000 shares) to repay outstanding indebtedness under its senior secured term loan facility and the remainder for general corporate purposes and to bear all of the expenses of the offering.

Investment funds affiliated with General Atlantic, L.P. (“General Atlantic”) have been allocated approximately 1,300,000 shares of common stock in the offering.

Goldman Sachs & Co. LLC, Jefferies and Morgan Stanley will act as joint lead book-running managers for the proposed offering. Barclays, RBC Capital Markets, UBS Investment Bank, Wells Fargo Securities, William Blair, Cantor, Deutsche Bank Securities, PJT Partners, Wolfe | Nomura Alliance, BTIG, Needham & Company and Raymond James will act as joint book-running managers. Blackstone Capital Markets, MUFG, Stifel, LUMA Securities, Bancroft Capital, Cabrera Capital Markets LLC, Drexel Hamilton, Independence Point Securities and Tigress Financial Partners will act as co-managers.

Liftoff has filed a registration statement including a preliminary prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting Goldman Sachs & Co. LLC, Attention: Prospectus

Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at prospectus_department@jefferies.com; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department; or by email at prospectus@morganstanley.com. You may also access the preliminary prospectus for the offering via the following link: https://www.sec.gov/Archives/edgar/data/1850351/000119312526253016/iron_s-1a_3_round_2.htm.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. These statements may include words such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foreseeable,” “guidance,” “intend,” “likely,” “may,” “objectives,” “outlook,” “plan,” “potentially,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. These forward-looking statements include any statements regarding the commencement of trading of Liftoff’s common stock on the Nasdaq Global Select Market, Liftoff’s intended use of proceeds from the offering and the anticipated closing date. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors” in Liftoff’s registration statement on Form S-1, as amended, relating to the initial public offering. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the registration statement. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

About Liftoff
Liftoff is a leading growth and monetization engine built for the mobile app economy. Its AI-powered platform, Cortex, unifies marketing, creative, and monetization to deliver measurable performance at scale across the app lifecycle. Liftoff enables advertisers to unlock profitable user growth while helping app publishers maximize revenue with advanced ad monetization technology. Founded in 2012 and headquartered in Redwood City, California, Liftoff supports a diverse, global customer base across gaming, consumer, and emerging app categories.

Contacts

Media Relations
Natalie Breitbach
press@liftoff.ai

Investor Relations

investors@liftoff.ai